Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration File Nos: 333-207762 and 333-207762-01

Alexandria Real Estate Equities, Inc.

Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

This pricing term sheet supplements Alexandria Real Estate Equities, Inc.’s preliminary prospectus supplement, dated November 9, 2017 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to this offering, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

Final Terms and Conditions Applicable to

$600,000,000 3.450% Senior Notes due 2025

Issuer:	Alexandria Real Estate Equities, Inc.

Security Description:	3.450% Senior Notes due 2025

Guarantee/Guarantor:	Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

Expected Ratings:*	Moody’s: Baa2 / S&P: BBB

Size:	$600,000,000

Maturity:	April 30, 2025

Price to Public:	99.813%

Interest Rate:	3.450% per annum

Yield to Maturity:	3.479%

Spread to Benchmark Treasury:	T+128 basis points

Benchmark Treasury:	2.250% due October 31, 2024

Benchmark Treasury Price and Yield:	100-10+ / 2.199%

Interest Payment Dates:	Each April 30 and October 30 beginning on April 30, 2018

Optional Redemption:

The redemption price for notes that are redeemed before February 28, 2025 will be equal to the sum of (i) 100% of the principal amount of the notes being redeemed, (ii) accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption, and (iii) a make-whole amount, if any (T+20 bps).

The redemption price for notes that are redeemed on or after February 28, 2025 will be equal to the sum of 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon.

Joint Book-Running Managers:	Mizuho Securities USA LLC

BBVA Securities Inc.

J.P. Morgan Securities LLC

Evercore Group L.L.C.

TD Securities (USA) LLC

Co-Managers:	BNP Paribas Securities Corp.

BTIG, LLC

Capital One Securities, Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

UBS Securities LLC

CUSIP / ISIN:	015271AL3 / US015271AL39

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	November 9, 2017

Settlement Date:	November 20, 2017 (T+7)**

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**                                  The Issuer expects that delivery of the notes will be made to investors on or about November 20, 2017, which will be the seventh business day following the date of the prospectus supplement (such settlement being referred to as “T+7”).  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next four succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7 to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting: Mizuho Securities USA LLC, 320 Park Avenue, 12th Floor, New York, NY 10022, Attn: Debt Capital Markets, telephone: 866-271-7403; BBVA Securities Inc., 1345 Avenue of the Americas, 44th Floor, New York, NY 10105, Attn: US Debt Capital Markets, Fax: 212-258-2216; or J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attn: Investment Grade Syndicate Desk — 3rd floor, Fax: 212-834-6081.